Exhibit 99.1

ioneer Limited
Contents
31 December 2024

Directors’ report	2
Auditor’s independence declaration	5
Interim condensed consolidated statement of profit or loss and other comprehensive income	6
Interim condensed consolidated statement of financial position	7
Interim condensed consolidated statement of changes in equity	8
Interim condensed consolidated statement of cash flows	9
Notes to the interim condensed consolidated financial statements	10
Directors’ declaration	16
Independent auditor’s review report to the members of ioneer Limited	17

ioneer Limited
Directors’ report
31 December 2024
The directors of ioneer Ltd present their report, together with the condensed consolidated financial statements of ioneer Ltd (‘ioneer’ or the ‘Company’) and its controlled entities (collectively the Group) for the six months ended 31 December 2024 (‘half-year’) and the Auditor’s review report thereon. The financial statements are presented in US dollars.

Directors
The following persons were directors of the Company during the whole of the financial period and up to the date of this report, unless otherwise stated:

Mr. J.D. Calaway	Executive Chairman
Mr. B. Rowe	Managing Director
Mr. A. Davies	Non-executive Director
Mr. S. Gardiner	Non-executive Director
Ms. R. McKinney-James	Non-executive Director
Ms. M. Walker	Non-executive Director

Results and review of operations
The Group reported a consolidated comprehensive loss of $5.6 million for the half year ending 31 December 2024 (first half FY2024: $2.6 million loss).

Further details of the Group’s performance can be found in the ‘Summary of Performance and Financial Position’ review on page 3.

Principal activities
The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (‘Rhyolite Ridge’ or ‘Project’) in Nevada, United States of America.

Rhyolite Ridge is one of the largest lithium and boron deposits in the world and has the potential to become a strategic, long-life source of lithium and boron. The Project is located close to existing infrastructure and is well positioned to become a major US domestic lithium producer capable of supplying a meaningful portion of future American lithium demand.  The Project received a positive Record of Decision (ROD) for the Project from the Bureau of Land Management in October.

No significant change in the nature of these activities occurred during the half year.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the half year.

Matters subsequent to the end of the financial period
After the end of the financial period, on 20 January 2025, ioneer announced the signing of a US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office (LPO) under the Advanced Technology Vehicles Manufacturing (ATVM) program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.

The directors are not aware of any other matter of material circumstance which has arisen since the end of the half year ending 31 December 2024 which would be expected to have a material effect on the financial and operating performance or results of the Group.

Dividends
The directors have determined that there will be no dividend paid in respect of the half year ending 31 December 2024 (2023: $nil). No dividends have been proposed or paid since the start of the financial year.

Operating and financial performance
The operating and financial performance review forms part of the Directors’ Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group.

ioneer Limited
Directors’ report
31 December 2024
Summary of performance and financial position

Half year ended	Unit	31 Dec 2024	31 Dec 2023	% Change

Total operating cash flows	$'000	(4,038)	(4,554)	(11%)
Investing cash flows	$'000	(9,301)	(20,376)	(54%)
Financing cash flows - equity	$'000	(70)	8	(975%)
Total cash decreased in the half year		(13,409)	(24,922)

Net loss after tax	$'000	(4,719)	(2,747)	72%

Balance as at	Unit	31 Dec 2024	31 Dec 2023%

Cash	$'000	21,552	27,989	(23%)
Capitalised exploration for period	$'000	10,618	19,959	(47%)
Net assets	$'000	216,407	196,294	10%

		Unit	31 Dec 2024	31 Dec 2023%

Mineral Resource:	Measure and Indicated	mt	258.1	294.5	(12.0%)
	Inferred	mt	93.3	65.7	42.0%
Mineral Resource:	Total (1)	mt	351.4	360.2	2.0%

(1)	Further detail on Mineral Resources and Ore Reserves can be found in the Group’s annual consolidated financial statements as at 30 June 2024.

The Group recorded a loss from ordinary activities for the period of $4.7 million (2023: loss $2.7 million).

The net assets of ioneer decreased slightly to $216.4 million as at 31 December 2024, from $218.2 million at 30 June 2024, due primarily to a lower cash balance offset by continued investment in the Rhyolite Ridge asset and lower total liabilities.

Exploration and evaluation expenditure for the first half of FY2025 was $10.6 million (first half FY2024: $20.0 million) incurred advancing the permitting, funding and engineering of the Project.

Cash at 31 December 2024 was $21.6 million (30 June 2024: $35.7 million).

Highlights for the half year ended 31 December 2024

State & Federal permitting process

●	The Bureau of Land Management (BLM) published the final Environmental Impact Statement (EIS) for the Rhyolite Ridge Lithium-Boron Project in September.
●	Ioneer received its federal permit for the Rhyolite Ridge Project from the BLM in October, concluding the comprehensive formal federal permitting process, which began in early 2020.

Environmental

●	Ioneer continued to maintain compliance with the issued State of Nevada Water Pollution Control and Class II Air Permits.
●	Applications were submitted to modify both the State of Nevada Water Pollution Control and Class II Air Permits, to align them with the revised and approved, Mine Plan of Operations.

Geotechnical Drilling Program

●
Results of the drilling program completed in early 2024, confirmed the importance of the “Shelf Zone” located in the southeast section of the South Basin deposit at Rhyolite Ridge. The Shelf Zone has a high lithium grade, is shallow, flat lying to gently dipping, and lies completely outside of the Tiehm’s buckwheat critical habitat.

Engineering and Vendor Packages

●	Engineering and vendor work will have minimal spend ahead of FID.

ioneer Limited
Directors’ report
31 December 2024
Corporate

●
The EcoPro Lithium Clay R&D project has shown promising progress in the period. Lithium was successfully concentrated by testing various beneficiation methods to reduce sulfuric acid consumption, and high lithium recoveries were achieved.

Environmental performance
The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions during the reporting period.

In September 2024, the U.S. Bureau of Land Management (BLM) published the final Environmental Impact Statement (EIS) for the Rhyolite Ridge Project. In October, the BLM issued a favourable Record of Decision (ROD), authorizing the Project’s Plan of Operations and completing the National Environmental Policy Act (NEPA) process. As part of the Final EIS, the US Fish and Wildlife Service (USFWS) also formally released the Endangered Species Act (ESA) Section 7 Biological Opinion, concluding ioneer’s Rhyolite Ridge Lithium-Boron Project will not jeopardize the ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The issue of the ROD concludes the formal federal permitting process, which began in early 2020.

Soon after the issue of the ROD, the Center for Biological Diversity (CBD) filed a federal lawsuit against the BLM decision. In November, ioneer filed a motion to intervene, which the court allowed in January 2025.

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control and Class 2 Air Permits. During the period, ioneer submitted applications to modify both the State of Nevada Water Pollution Control and Class II Air Permits to align them with the revised, and approved, Mine Plan of Operations.

Auditor’s independence declaration
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

Rounding of amounts
The Group is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to ‘rounding-off’. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest thousand dollars, unless otherwise stated.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

James D Calaway
Chairman

19 February 2025

ioneer Limited
Auditor’s independence declaration
[This page has intentionally been left blank for the insertion of the auditor’s independence declaration]

ioneer Limited
Interim condensed consolidated statement of profit or loss and other comprehensive income
For the period ended 31 December 2024

	Note	31 Dec 2024	31 Dec 2023
		$'000	$'000
Revenue
Finance income	6	552	913

Expenses
Employee benefits expense	4	(3,387)	(1,640)
Exploration expenditure written off	10	(37)	(31)
Other expenses	5	(1,841)	(1,984)
Finance costs	6	(6)	(5)

Loss before income tax expense		(4,719)	(2,747)

Income tax expense		-	-

Loss after income tax expense for the period attributable to the owners of ioneer Limited		(4,719)	(2,747)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(880)	159

Other comprehensive (loss)/income for the period, net of tax		(880)	159

Total comprehensive loss for the period attributable to the owners of ioneer Limited		(5,599)	(2,588)

	Cents	Cents

Basic earnings per share	(0.20)	(0.13)
Diluted earnings per share	(0.20)	(0.13)

The above interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of financial position
As at 31 December 2024

	Note	31 Dec 2024	30 Jun 2024
		$'000	$'000
Assets

Current assets
Cash and cash equivalents	7	21,552	35,715
Receivables	8	590	343
Total current assets		22,142	36,058

Non-current assets
Receivables		274	276
Property, plant and equipment	9	348	406
Right-of-use assets		102	71
Exploration assets	10	198,282	187,664
Total non-current assets		199,006	188,417

Total assets		221,148	224,475

Liabilities

Current liabilities
Payables	11	3,057	4,543
Provisions	12	364	428
Borrowings	13	1,200	1,200
Lease liabilities		91	41
Total current liabilities		4,712	6,212

Non-current liabilities
Lease liabilities		29	42
Total non-current liabilities		29	42

Total liabilities		4,741	6,254

Net assets		216,407	218,221

Equity
Issued capital	14	286,857	281,671
Reserves		(5,379)	(3,098)
Accumulated losses		(65,071)	(60,352)

Total equity		216,407	218,221

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of changes in equity
For the period ended 31 December 2024

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2023	255,364	(12,716)	7,278	(52,527)	197,399

Loss after income tax expense for the period	-	-	-	(2,747)	(2,747)
Foreign currency translation	-	159	-	-	159

Total comprehensive income for the period	-	159	-	(2,747)	(2,588)

Fair value of performance rights exercised	1,732	-	(1,732)	-	-
Share based payments expensed/capitalised	-	-	1,494	-	1,494
Fair value of unlisted options exercised	84	-	(84)	-	-
Share issue costs	(11)	-	-	-	(11)

Balance at 31 December 2023	257,169	(12,557)	6,956	(55,274)	196,294

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2024	281,671	(12,761)	9,663	(60,352)	218,221

Loss after income tax expense for the period	-	-	-	(4,719)	(4,719)
Foreign currency translation	-	(880)	-	-	(880)

Total comprehensive income for the period	-	(880)	-	(4,719)	(5,599)

Fair value of performance rights exercised	5,186	-	-	-	5,186
Share based payments expensed/capitalised	-	-	(1,401)	-	(1,401)

Balance at 31 December 2024	286,857	(13,641)	8,262	(65,071)	216,407

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of cash flows
For the period ended 31 December 2024

	Note	31 Dec 2024	31 Dec 2023
		$'000	$'000
Cash flows from operating activities
Payments to suppliers and employees		$(4,038)	(4,554)

Net cash used in operating activities		(4,038)	(4,554)

Cash flows from investing activities
Payments for property,plant and equipment		-	(3)
Payments for exploration and evaluation		(9,801)	(21,256)
Interest received		500	883

Net cash used in investing activities		(9,301)	(20,376)

Cash flows from financing activities
Proceeds from exercise of options		-	84
Share issue transaction costs		-	(11)
Repayment of leases		(70)	(65)

Net cash from/(used in) financing activities		(70)	8

Net decrease in cash and cash equivalents		(13,409)	(24,922)
Cash and cash equivalents at the beginning of the financial period		35,715	52,709
Effects of exchange rate changes on cash and cash equivalents		(754)	202

Cash and cash equivalents at the end of the financial period	7	21,552	27,989

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024
Note 1. Corporate information

The interim condensed consolidated financial statements of ioneer Ltd and its subsidiaries (collectively the “Group” or the “Company”) for the six months ended 31 December 2024 were authorised for issue in accordance with a resolution of the directors on 19 February 2025.

ioneer Ltd is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) under the ticker code “INR”. The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

Note 2. Basis of preparation

These general purpose financial statements for the interim half-year reporting period ended 31 December 2024 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The consolidated financial statements are presented in USD, except where otherwise indicated.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Company.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 30 June 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Note 3. Operating segments

Description of segments
The Group operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group. The following summary describes the operations in each of the Groups reportable segments:

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, exchange gains and losses and corporate assets (predominantly cash).

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024

Note 3. Operating segments (continued)
The following table presents segment information for the six months ended 31 December 2024 and 2023, respectively:

Segment information	North America	North America	Australia	Australia	Total	Total
(US$'000)	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023

Exploration and evaluation expenditure
Exploration and evaluation expenditure - non-core	(37)	(31)	-	-	(37)	(31)
Other expenses	(1,040)	(1,212)	(801)	(772)	(1,841)	(1,984)
Reportable segment profit/(loss)	(1,077)	(1,243)	(801)	(772)	(1,878)	(2,015)

Employee benefits and other expenses	(1,532)	(973)	(1,855)	(667)	(3,387)	(1,640)
Net financing (expense)/income	305	124	241	784	546	908
Net loss before income tax	(2,304)	(2,092)	(2,415)	(655)	(4,719)	(2,747)

	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
	$'000	$'000	$'000	$'000	$'000	$'000

Segment assets
Exploration and evaluation assets	198,282	172,185	-	-	198,282	172,185
Other assets	12,698	7,626	10,168	21,881	22,866	29,507
Total assets	210,980	179,811	10,168	21,881	221,148	201,692

Segment liabilities
Payables	2,978	4,681	170	320	3,148	5,001
Provisions	98	100	266	237	364	337
Borrowings	1,200	-	-	-	1,200	-
Total current liabilities	4,276	4,781	436	557	4,712	5,338

Payables	29	60	-	-	29	60
Total non-current liabilities	29	60	-	-	29	60

Total liabilities	4,305	4,841	436	557	4,741	5,398
Net assets	206,675	174,970	9,732	21,324	216,407	196,294

Note 4. Employee benefits expense

	Half year ended 31 Dec 2024	Half year ended 31 Dec 2023
	$'000	$'000

Directors fees	361	348
Employee benefits expense	1,190	1,378
Share-based payments	1,836	(86)

	3,387	1,640

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024
Note 5. Other expenses

	Half year ended 31 Dec 2024	Half year ended 31 Dec 2023
	$'000	$'000

General and administrative expenses	968	654
Consulting and professional costs	742	1,205
Depreciation and amortisation	131	125

	1,841	1,984

Note 6. Net finance income

	Half year ended 31 Dec 2024	Half year ended 31 Dec 2023
	$'000	$'000

Interest income	426	848
Net foreign exchange gain	126	65

Finance income	552	913

Bank charges	(5)	(4)
Lease interest	(1)	(1)

Finance costs	(6)	(5)

Net finance income	546	908

Note 7. Current assets - cash and cash equivalents

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Cash at bank	10,085	19,205
Short term deposit	11,467	16,510

	21,552	35,715

Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Note 8. Current assets - receivables

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Other debtors	148	195
Prepayments	442	148

	590	343

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024

Note 9. Non-current assets - property, plant and equipment

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Plant and equipment - at cost	606	606
Less: Accumulated depreciation	(258)	(200)

	348	406

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:

$'000

Balance at 1 July 2024	406
Depreciation expense	(58)

Balance at 31 December 2024	348

Note 10. Non-current assets - exploration and evaluation

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Exploration assets	198,282	187,664

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:

31 Dec 2024
$'000

Opening balance at 1 July 2024	187,664
Additions - Rhyolite Ridge	10,546
Exploration expenditure - non-core	109
Exploration expenditure - written off	(37)

Balance at 31 December 2024	198,282

Note 11. Current liabilities - payables

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Trade payables	2,919	4,056
Accrued expenses	138	487

	3,057	4,543

Refer to note 16 for further information on financial risk management.

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024

Note 12. Current liabilities - provisions

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Provision for employee benefits	364	428

Note 13. Current liabilities - borrowings

	31 Dec 2024	30 Jun 2024
	$'000	$'000

Other current debt	1,200	1,200

Current debt is comprised of an unsecured loan from Sibanye Stillwater Limited. The loan will mature and be repaid in full 30 days following the termination of the strategic partnership unit purchase agreement (an agreement with Sibanye Stillwater Limited to make an equity investment of $490 million for a 50% share of the Rhyolite Ridge Project as announced on 16 September 2021) by either party, or alternatively, will be deducted from the initial capital commitment ($490 million) under the unit purchase agreement at closing (that is when all conditions precedent to the agreement are met and a final investment decision taken with Sibanye-Stillwater to develop the Rhyolite Ridge Project) . The interest rate is 0% to maturity date. If unpaid by maturity date, then the interest will be accrued at the Secured Overnight Financing Rate (SOFR) plus 8% per annum. The SOFR is the cost of borrowing cash overnight collateralised by Treasury securities.

Note 14. Equity - issued capital

	31 Dec 2024	30 Jun 2024	31 Dec 2024	30 Jun 2024
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid	2,355,672,516	2,325,614,708	286,857	281,671

	Half year ended 31 Dec 2024 Number	Year ended 30 Jun 2024 Number	Half year ended 31 Dec 2024 $'000	Year ended 30 Jun 2024 $'000

Reconciliation of movement:
Balance at the beginning of the period	2,325,614,708	2,098,818,267	281,671	255,364
Exercise of unlisted options	-	357,710	-	54
Performance rights vested	30,057,808	12,836,169	5,186	1,892
Share issue costs from vesting of performance rights	-	-	-	(12)
Capital raise	-	213,602,562	-	25,141
Share issue costs from capital raise	-	-	-	(768)

Balance at the end of the financial period	2,355,672,516	2,325,614,708	286,857	281,671

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back
There is no current on-market share buy-back.

Note 15. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2024
Note 16. Financial risk management

Framework
The Group is involved in activities that expose it to a variety of financial risks including:
a)   Credit risk
b)   Liquidity risk
c)   Capital management risk
d)   Market risk related to commodity pricing, interest rates and currency fluctuations.

The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the Group. Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

The Group does not undertake any hedging activities.

Fair value measurement
All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement, as follows:

●	Level 1 – Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities.
●	Level 2 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable).
●	Level 3 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

The carrying amounts of the Group’s financial assets and liabilities are a reasonable approximation of their fair values. During the 6 months ended 31 December 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. (31 December 2023: Nil)

The fair value of the options granted is determined by using the Black & Scholes option pricing model and the fair value of performance-based performance rights is determined by using the Monte Carlo model.

Note 17. Contingent assets/liabilities

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following the board of directors making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

●	Pay Boundary Peak LLC USD $3 million, or
●	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of USD $3 million at a fixed exchange rate of USD $0.75 = AUD $1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 31 December 2024.

Note 18. Events after the reporting period

After the end of the financial period, on 20 January 2025, ioneer announced the signing of a US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office (LPO) under the Advanced Technology Vehicles Manufacturing (ATVM) program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.

ioneer Limited
Directors’ declaration
31 December 2024
In the directors’ opinion:

●
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the Company’s financial position as at 31 December 2024 and of its performance for the financial period ended on that date; and

●	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

James D Calaway
Chairman

19 February 2025

ioneer Limited
Independent auditor's review report to the members of ioneer Limited
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ioneer Limited
Independent auditor’s review report to the members of ioneer Limited
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